ADVENT CAPITAL DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION

(WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM THEREON)

DECEMBER 31, 2020

CONTENTS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 70257

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2020_____ AND ENDING _____12/31/2020_____

                                                   MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ADVENT CAPITAL DISTRIBUTORS, LLC

	OFFICIAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.

888 Seventh Ave, 31st FL
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex von Ziegesar   212-479-0656

                                                                    (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name -- if individual, state last, first, middle name)

290 WEST MOUNT PLEASANT AVE, STE 3310	LIVINGSTON	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Alex von Ziegesar _____ , swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o
_____ ADVENT CAPITAL DISTRIBUTORS, LLC _____ , as of
_____ 12/31/2020 _____ , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:



> MILAGROS NEGRON
> Notary Public
> Connecticut
> My Commission Expires Jun 30, 2023

_____
Notary Public

_____
Signature

_____
CEO
Title

This report** contains (check all applicable boxes):

- [✓] (a) Facing page.
- [✓] (b) Statement of Financial Condition
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Advent Capital Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Advent Capital Distributors, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Advent Capital Distributors, LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Advent Capital Distributors, LLC's management. Our responsibility is to express an opinion on Advent Capital Distributors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Advent Capital Distributors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Advent Capital Distributors, LLC's auditor since 2020.
Livingston, New Jersey
February 25, 2021

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

ASSETS

Cash	$	24,321
Receivable from Parent		179,714
Other assets		16,312
TOTAL ASSETS	$	220,347

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued expenses & other liabilities	$	335
TOTAL LIABILITIES		335
Member's equity		220,012
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	220,347

The accompanying notes are an integral part of this financial statement.

NOTE 1   ORGANIZATION AND NATURE OF BUSINESS

Advent Capital Distributors, LLC (the "Company") was incorporated in Delaware on April 5, 2018, and commenced operations on January 30, 2020 as a broker dealer. The Company is a wholly-owned subsidiary of Advent Capital Management, LLC (the "Parent"). The Company operates as a broker-dealer pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable state securities statutes. The Company is a member of Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company acts as a limited purpose broker-dealer, focusing on (1) the "wholesaling" and marketing of shares of registered investment companies and (2) the private placements of interests in pooled investment vehicles other than registered investment companies. The Company does not perform a securities underwriting, distribution, or trading business or otherwise distribute securities. The Parent operates as a registered investment adviser under the Investment Advisers Act of 1940, as amended, and applicable state securities laws. The Company does not execute portfolio trades for the Parent's client accounts. The Company and the Parent share physical space, systems and employees.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Any references to particular accounting topics in US GAAP in the accompanying financial statement are referring to the corresponding accounting topics in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), which may include guidance that is specifically applicable to nonpublic entities.

Use of estimates

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates included in the financial statement.

The accompanying notes are an integral part of this financial statement.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company is not subject to federal and state income taxes because it is a limited liability company and treated as a disregarded entity for income tax reporting purposes. The Parent reports its distributive share of any taxable income or loss arising from its ownership of interests in the Company on its own tax returns.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state incorrect tax audits for all periods subsequent to 2018.

In accordance with ASC 740, *Income Taxes*, the Company evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by tax authorities. Management has analyzed the tax positions taken by the Company, and had concluded that there were no uncertain tax positions that would have a material effect on the financial statement as of December 31, 2020.

Fair value measurement

The carrying amounts of the following financial assets and financial liabilities approximate their fair values: receivable from Parent, and accrued expenses and other liabilities, due to their short- term nature.

Service fee

The Parent entered into an Expense Sharing Agreement with the Company (as amended and restated from time to time, the "Expense Sharing Agreement") to facilitate the ability of the Company to comply with certain financial responsibility rules of the Securities and Exchange Commission ("SEC") and obligations of FINRA that apply to the Company as a registered broker-dealer.

The Expense Sharing Agreement enables the Parent to support the operations of the Company in three major ways.

First, the Parent provides administrative, operational, and other services the Company reasonably requires to conduct its business (the "Administrative Services"), such as but not limited to personnel, office space, and office equipment.

The accompanying notes are an integral part of this financial statement.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Second, the Parent pays the Company an amount (the "Support Service Fee") equal to 100% of expenses plus 100% of all other costs, fees and expenses incurred by the Company in connection with its broker-dealer business. Third, the agreement establishes a method of expense recordkeeping and payment reasonably designed to ensure the Company's compliance with the SEC's net capital rule under the Exchange Act and US GAAP. The Support Service Fee does not cover the cost of, and the Company has agreed to be solely liable for the cost of, items ("Company Direct Expenses") that are solely and exclusively costs of the Company's broker-dealer business applicable to FINRA assessments, registration fees to maintain the Company's broker-dealer registration/membership, fidelity bond, and registrations to maintain the licenses by the Company's principals, registered representatives, and branch offices, if any.

Leases

Accounting Standards Update, ("ASU") 2016-02, *Leases*, requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application. The Company evaluated its existing vendor agreements, including its Expense Sharing Agreement for the recognition criteria under this guidance. It was determined that as of January 1, 2020 or during the year ended December 31, 2020 no agreements or arrangements existed that would be classified as a lease under the adopted guidance.

NOTE 3   CASH

Cash consists of one account with a major bank which is insured up to $250,000 by the Federal Deposit Insurance Corporation.

NOTE 4   RELATED PARTY TRANSACTIONS

The Parent established and maintains the Company in order to achieve the Organizational Purposes. The Company is economically dependent on its Parent.

The Parent provides Administrative Services to the Company, charges the Company a Support Service Fee on a monthly basis and charges the Company for any Company Direct Expenses on a monthly basis.

The Parent paid the Company a Support Service Fee in an amount equal to one hundred percent (100%) of all costs incurred by the Company.

The accompanying notes are an integral part of this financial statement.

NOTE 4   RELATED PARTY TRANSACTIONS

As part of the Expense Sharing Agreement, the Parent agreed to make available to the Company the services of certain of its officers and employees required by the Company to conduct its business as well as office space, equipment, administrative and support services. The right of offset existed between the Company and the Parent and effectively allowed for the offsetting of receivables and payables between the Company and the Parent. Therefore, only a net receivable related to the activity under this agreement is recorded on the statement of financial condition. The related receivable from the Parent at December 31, 2020 was $179,714 and is included in receivable from Parent on the statement of financial condition.

NOTE 5   NET CAPITAL REQUIREMENT

As a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital was $23,986 which was $18,986 in excess of its minimum requirement of $5,000.

NOTE 6   CONCENTRATION OF CREDIT RISK

The Company maintains its cash balance in a single financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash.

NOTE 7   GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The accompanying notes are an integral part of this financial statement.

NOTE 7   GUARANTEES (continued)

The Company has issued no guarantees effective at December 31, 2020 or during the year then ended.

NOTE 8   CONTINGENCIES

In the ordinary course of business, the Company is subject to regulatory examinations, information gathering requests, inquiries, and investigations. As a registered broker/dealer, the Company is subject to regulation by the SEC, FINRA, and state securities regulators. In connection with formal and informal inquiries by those agencies, the Company may receive requests from such regulators. To date, there are no significant financial contingencies resulting from any regulatory reviews or inquiries.

NOTE 9   RISKS AND UNCERTAINTIES

Coronavirus

The outbreak of infectious respiratory illness caused by a novel coronavirus known as "COVID-19" is causing materially reduced consumer demand and economic output, disrupting supply chains, resulting in market closures, travel restrictions and quarantines, and adversely impacting local and global economies. As with other serious economic disruptions, governmental authorities and regulators are responding to this crisis with significant fiscal and monetary policy changes, including by providing direct capital infusions into companies, introducing new monetary programs and considerably lowering interest rates, which in some cases resulted in negative interest rates. These actions, including their possible unexpected or sudden reversal or potential ineffectiveness, could further increase volatility in securities and other financial markets, reduce market liquidity, heighten investor uncertainty and have a material and adverse impact on the business of the Company and its financial statement. The current economic situation and the unprecedented measures taken by state, local and national governments around the world to combat the spread of COVID-19, as well as various social, political and psychological tensions in the United States and around the world, may continue to contribute to severe market disruptions and volatility and reduced economic activity, may have long-term negative effects on the U.S. and worldwide financial markets and economy and may cause further economic uncertainties in the United States and worldwide. The current U.S. and global economic downturn could have a

The accompanying notes are an integral part of this financial statement.

NOTE 9   RISKS AND UNCERTAINTIES (continued)

material and adverse impact on the business of the Company and its financial statement. It is difficult to predict how long the financial markets and economic activity will continue to be impacted by these events and the Company cannot predict the effects of these or similar events in the future on the U.S. economy and securities markets.

NOTE 10   SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 25, 2021, the date the financial statement was available to be issued. There have been no subsequent events requiring recognition or disclosure in the financial statement.

The accompanying notes are an integral part of this financial statement.